Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of Color Star Technology Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2020 filed with the Securities and Exchange Commission on November 13, 2020 (the “2020 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2020 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2020 Form 20-F.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

For the Six Months Ended December 31, 2020 vs. December 31, 2019

	For the six months ended
	December 31,
				Percentage
	2020	2019	Change	Change
Revenue	$2,330,000	$-	$2,330,000	100%
Cost of revenue	1,936,520	-	1,936,520	100%
Gross profit	393,480	-	393,480	100%
Selling, general and administrative expenses	(2,678,821)	(392,722)	2,286,099	582%
Research and development expenses	(448,508)	-	448,508	100%
Stock compensation expense	(2,261,308)	(1,829,067)	432,241	24%
Loss from operations	(4,995,157)	(2,221,789)	2,773,368	125)%
Total other income (expense), net	21,543	(708)	(22,251)	(3,143)%
Loss before provision for income taxes	(4,973,614)	(2,222,497)	2,751,117	124%
Provision for income taxes	-	-	-	-%
Loss from continuing operations	(4,973,614)	(2,222,497)	2,751,117	124%
Loss from discontinued operations	-	(5,279,543)	(5,279,543)	(100)%
Net loss	$(4,793,614)	$(7,502,040)	$(2,528,426)	(34)%

Revenue. We generated approximately $2.3 million subscription revenue from the online concert we held on September 10, 2020. Our sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. The online concert subscription revenue we recognized is net of App payment collections agent service fee.

Cost of revenue. Our cost of revenue of approximately $1.9 million was the total payments we made to our partners of the online concert we held on September 10, 2020. The partners include artists, artist agents and online concert producers.

Gross profit. We had a gross profit of approximately $0.4 million for the online concert business during the six months ended December 31, 2020.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $2.7 million for the six months ended December 31, 2020 as compared to approximately $0.4 million for the six months ended December 31, 2019, an increase of approximately $2.3 million. The increase was primarily due to approximately $0.7 million increase in salary expenses as we hired more employees for our online concert and online education academy business, approximately $0.7 million increase in depreciation expense for our newly purchased equipment, and approximately $0.5 million increase in professional fees such as legal fee, audits fee and consulting services, approximately $0.2 million of advertising expenses on our events and APP products, approximately $0.1 million increase in travel and rental expenses and approximately $0.1 million increase in other miscellaneous selling, general and administrative expenses.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. We spent approximately $0.1 million on developing our online education academy APP – Color World internally, incurred approximately $0.3 million amortization expense of the online courses patent, and spent $48,000 on developing the online after-school tutoring program of Baytao during the six months ended December 31, 2020.

Stock Compensation Expenses. Stock compensation expenses were approximately $2.3 million for the six months ended December 31, 2020 as compared to approximately $1.8 million for the six months ended December 31, 2019. The increase was mainly due to approximately $1.1 million expenses on the 1,590,000 ordinary shares issued to 13 employees under the 2019 Employee Incentive Plan and approximately $0.4 million expenses higher of its stock based compensation expenses on vested service from our CEO, CFO and former CEO offset by $0.9 million lower amortization expenses of other consulting services during the six months ended December 31, 2020.

Loss from Operations. We incurred a loss from operations of approximately $5.0 million and approximately $2.2 million for the six months ended December 31, 2020 and 2019, respectively. The increase of approximately $2.8 million was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net consists of other income, interest income and finance expense. We had total other income (expense), net of $21,543 and ($708) during the six months ended December 31, 2020 and 2019, respectively. The change was mainly due to a debt settled with a vendor resulted in a gain of approximately $25,000 and governmental subsidy of approximately $7,200. The change was also due to that we had more bank services charges during the six months ended December 31, 2020 as compared to the same period in 2019 as we had more bank payment services transactions under Color China.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2020 and 2019 as we had operating losses.

Loss from Continuing Operations. Our loss from continuing operations increased by approximately $2.8 million, or 124%, to loss from continuing operations of approximately $5.0 million for the six months ended December 31, 2020 from a loss from continuing operations of approximately $2.2 million for the six months ended December 31, 2019. Such change was the result of the combination of the changes discussed above.

Loss from Discontinued Operations. Our loss from discontinued operations was approximately $5.3 million for the six months ended December 31, 2019 mainly generated by our discontinued operations as Xin Ao, a variable interest entity of BVI-ACM, which we disposed BVI-ACM in May 2020.

Net Loss. We incurred a net loss of approximately $5.0 million for the six months ended December 31, 2020, as compared to a net loss of approximately $7.5 million for the six months ended December 31, 2019. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of approximately $0.4 million, which was held by our consolidated entities in the U.S. and Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in online entertainment performance and online education services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $3.9 million as of December 31, 2020 as compared to approximately $2.6 million as of June 30, 2020.

In addition, due to the nature of online entertainment performance and online education industries, we collect payments in advance so we should have minimal liquidity risk. We also completed a few rounds of equity financing, and received net proceeds of approximately $10.9 million from sales of our ordinary shares and conversion of warrants during the six months ended December 31, 2020. Subsequent to December 31, 2020, we completed one round of equity financing, and received gross proceeds of approximately $30.6 million from sales of our ordinary shares and conversion of warrants.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the six months ended
	December 31,
	2020	2019
Net cash (used in) provided by operating activities	$(4,676,723)	$79,435
Net cash used in investing activities	(6,863,770)	-
Net cash provided by financing activities	10,931,116	-
Net (decrease) increase in cash and cash equivalents	$(607,377)	$79,435

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $4.7 million for the six months ended December 31, 2020, which was mainly due to a net loss of approximately $5.0 million and non-cash adjustments to reconcile the net loss to net cash provided by operating activities of approximately $2.3 million of stock compensation expense, approximately $0.7 million of depreciation expense and approximately $0.2 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly included cash outflow for increase of accounts receivable of approximately $1.9 million for the online concert subscription fees due from App payment collections agent, increase of prepayment of $0.9 million as we prepaid service fees for online concert performance and online artists agents, and the increase of other payables and accrued liabilities of approximately $0.1 million.

Net cash used in operating activities totaled approximately $80,000 for the six months ended December 31, 2019, which was mainly due to a net loss of approximately $2.2 million and adjustments to reconcile the net loss to net cash provided by operating activities of approximately $1.8 million of stock compensation expense, offset by the cash inflow for the increase of other payables and accrued liabilities of approximately $0.1 million and the increase of other payables – related parties of approximately $0.3 million.

Investing Activities

Net cash used in investing activities was approximately $6.9 million for the six months ended December 31, 2020, which was primarily attributable to the purchase of equipment of $2.0 million and purchase of intangible assets of approximately $4.9 million.

We did not have any cash investing activities during the six months ended December 31, 2019.

Financing Activities

Net cash provided by financing activities totaled approximately $10.9 million for the six months ended December 31, 2020, which was due to the sale of ordinary shares of approximately $10.3 million and the proceeds from warrants conversion of approximately $0.6 million.

We did not have any cash financing activities during the six months ended December 31, 2019.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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